Filed pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated March 6, 2025 to Prospectus dated February 21, 2023

Registration No. 333-269879

DOMINION ENERGY, INC.

FINAL TERM SHEET

March 6, 2025

	2025 Series A 5.00% Senior Notes due 2030	2025 Series B 5.45% Senior Notes due 2035
Principal Amount:	$800,000,000	$700,000,000

Expected Ratings* (Moody’s/S&P/Fitch):	Baa2 (stable outlook) / BBB (stable outlook) / BBB+ (stable outlook)	Baa2 (stable outlook) / BBB (stable outlook) / BBB+ (stable outlook)

Trade Date:	March 6, 2025	March 6, 2025

Settlement Date (T+3)**:	March 11, 2025	March 11, 2025

Final Maturity Date:	June 15, 2030	March 15, 2035

Interest Payment Dates:	June 15 and December 15	March 15 and September 15

First Interest Payment Date:	December 15, 2025	September 15, 2025

Optional Redemption:	Make Whole Call at T+15 bps prior to May 15, 2030; Par Call on or after May 15, 2030	Make Whole Call at T+20 bps prior to December 15, 2034; Par Call on or after December 15, 2034

Benchmark Treasury:	4.000% due February 28, 2030	4.625% due February 15, 2035

Benchmark Treasury Yield:	4.068%	4.290%

Spread to Benchmark Treasury:	+95 bps	+120 bps

Reoffer Yield:	5.018%	5.490%

Coupon:	5.00%	5.45%

Price to Public:	99.894% of the principal amount	99.694% of the principal amount

Proceeds to the Company Before Expenses:	99.294% of the principal amount	99.044% of the principal amount

CUSIP/ISIN:	25746U DW6 / US25746UDW62	25746U DX4 / US25746UDX46

Joint Book-Running Managers:	MUFG Securities Americas Inc., Scotia Capital (USA) Inc., SMBC Nikko Securities America, Inc., Truist Securities, Inc., Wells Fargo Securities, LLC, BNY Mellon Capital Markets, LLC, Citizens JMP Securities, LLC and KeyBanc Capital Markets Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC, including the preliminary prospectus supplement dated March 6, 2025, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling:

MUFG Securities Americas Inc.	1-877-649-6848 (toll-free)
Scotia Capital (USA) Inc.	1-800-372-3930 (toll-free)
SMBC Nikko Securities America, Inc.	1-212-224-5135
Truist Securities, Inc.	1-800-685-4786 (toll-free)
Wells Fargo Securities, LLC	1-800-645-3751 (toll-free)

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

We expect that delivery of the Senior Notes will be made against payment for the Senior Notes on the Settlement Date, which will be the third business day following the date of this final term sheet (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the SEC under the Exchange Act, trades in the secondary market generally are required to settle in one business day unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade Senior Notes on the date of this final term sheet or the next business day will be required, by virtue of the fact that the Senior Notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.